Exhibit 99.2

Unaudited Interim Consolidated Financial Statements
Third Quarter – Fiscal 2009

Q3

Labopharm Inc.
INTERIM CONSOLIDATED BALANCE SHEETS
[Unaudited]

	As at	As at
	September 30, 2009	December 31, 2008
		[Restated – note 3]
[thousands of Canadian dollars]	$	$
ASSETS
Current
Cash and cash equivalents	14,528	8,373
Marketable securities	9,229	36,520
Accounts receivable	4,063	3,277
Research and development tax credits receivable	2,174	1,274
Income taxes receivable	224	474
Inventories [note 4]	2,460	1,760
Prepaid expenses and other assets	760	641
Total current assets	33,438	52,319

Restricted long-term investments	139	141
Long-term investment [notes 5 and 7]	2,885	3,178
Property, plant and equipment	9,238	10,213
Intangible assets	1,719	1,791
Future income tax assets	128	145
	47,547	67,787

LIABILITIES AND SHAREHOLDERS’ EQUITY
(DEFICIENCY)
Current
Accounts payable and accrued liabilities [note 6]	16,264	13,134
Current portion of deferred revenue	5,143	4,768
Current portion of obligations under capital leases	299	271
Current portion of long-term debt	1,414	3,378
Total current liabilities	23,120	21,551

Deferred revenue	5,920	9,094
Obligations under capital leases	5,115	5,342
Long-term debt [note 7]	21,611	20,265
Total liabilities	55,766	56,252

Shareholders’ equity (deficiency)
Share capital [note 8]
Common shares, no par value, unlimited authorized shares, 57,411,663 and 56,826,063 issued as at September 30, 2009 and December 31, 2008, respectively	242,979	241,967
Warrants [notes 7 and 8]	797	751
Contributed surplus [note 8]	16,259	14,937
Deficit	(267,267)	(247,515)
Accumulated other comprehensive income (loss)	(987)	1,395
Total shareholders’ equity (deficiency)	(8,219)	11,535
	47,547	67,787

Contingent liability [note 10]
Subsequent events [note 11]

See accompanying notes to interim consolidated financial statements

Labopharm Inc.
INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS
[Unaudited]

	For the three months ended:		For the nine months ended:
	Sept. 30,	Sept. 30,	Sept. 30,	Sept.30,
	2009	2008	2009	2008
		[Restated – note 3]		[Restated – note 3]
[thousands of Canadian dollars,
except share and per share amounts]	$	$	$	$

REVENUE
Product sales	5,187	3,863	13,816	9,880
Licensing	1,191	5,576	3,664	7,701
Royalties	201	—	325	—
Research and development collaboration	46	—	46	—
	6,625	9,439	17,851	17,581

EXPENSES
Cost of goods sold (excluding depreciation and amortization) [note 4]	2,154	1,755	6,151	4,389
Research and development expenses, net [note 9]	3,209	6,267	10,097	18,264
Selling, general and administrative expenses [note 10]	7,999	4,963	21,033	16,079
Financial expenses	1,013	733	3,010	2,153
Impairment loss on long-term investment	—	400	—	1,091
Depreciation and amortization	442	501	1,358	1,476
Interest income	(84)	(351)	(378)	(1,554)
Foreign exchange loss (gain)	(1,215)	488	(3,679)	196
	13,518	14,756	37,592	42,094
Loss before income taxes	(6,893)	(5,317)	(19,741)	(24,513)
Provision for income taxes
Current	11	700	11	1,500
Net loss for the period	(6,904)	(6,017)	(19,752)	(26,013)

Net loss per share – basic and diluted	(0.12)	(0.11)	(0.35)	(0.46)

Weighted average number of common shares outstanding	57,388,302	56,824,106	57,020,122	56,821,325

See accompanying notes to interim consolidated financial statements

Labopharm Inc.
INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
[Unaudited]

	For the three months ended:		For the nine months ended:
	Sept. 30,	Sept. 30,	Sept. 30,	Sept. 30,
	2009	2008	2009	2008
		[Restated – note 3]		[Restated – note 3]
[thousands of Canadian dollars]	$	$	$	$

Net loss for the period	(6,904)	(6,017)	(19,752)	(26,013)

Unrealized net gains and/or losses on marketable securities in prior periods transferred to net loss in the current period	(24)	—	(1,421)	—
Changes in unrealized gains and/or losses on marketable securities	(419)	(95)	(961)	(65)
Comprehensive loss for the period	(7,347)	(6,112)	(22,134)	(26,078)

INTERIM CONSOLIDATED STATEMENTS OF DEFICIT
[Unaudited]

For the nine months ended:	September 30, 2009	September 30, 2008
		[Restated – note 3]
[thousands of Canadian dollars]	$	$

Balance, beginning of period, as previously reported	(245,451)	(205,024)
Change in accounting policy [note 3a]	(2,064)	(1,952)
Balance, beginning of period, adjusted	(247,515)	(206,976)
Transitional adjustment on adoption of accounting policy	—	100
Net loss for the period	(19,752)	(26,013)
Balance, end of period	(267,267)	(232,889)

See accompanying notes to interim consolidated financial statements

Labopharm Inc.
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
[Unaudited]

	For the three months ended:		For the nine months ended:

	Sept. 30,	Sept. 30,	Sept. 30,	Sept. 30,
	2009	2008	2009	2008
		[Restated – note 3]		[Restated – note 3]
[thousands of Canadian dollars]	$	$	$	$
OPERATING ACTIVITIES
Net loss for the period	(6,904)	(6,017)	(19,752)	(26,013)
Items not affecting cash:
Depreciation of property, plant and equipment	396	471	1,229	1,386
Amortization of intangible assets	46	30	129	90
Amortization of premiums and discounts on marketable securities	36	6	90	33
Loss on sale of property, plant and equipment	65	—	65	—
Impairment loss on long-term investment	—	400	—	1,091
Non-cash financial expenses	206	101	496	288
Unrealized foreign exchange loss (gain)	(1,177)	647	(2,012)	386
Stock-based compensation	136	410	1,339	1,981
	(7,196)	(3,952)	(18,416)	(20,758)
Net change in non-cash items	1,502	(6,623)	(834)	(5,906)
	(5,694)	(10,575)	(19,250)	(26,664)

INVESTING ACTIVITIES
Acquisition of marketable securities	—	(16,962)	(8,466)	(40,515)
Proceeds from maturities of marketable securities	595	—	23,605	—
Proceeds from disposals of marketable securities	3,400	11,200	9,420	67,019
Acquisition of restricted long-term investment	—	—	—	(45)
Acquisition of property, plant and equipment	(251)	(196)	(319)	(1,344)
Acquisition of intangible assets	(4)	(57)	(57)	(96)
	3,740	(6,015)	24,183	25,019
FINANCING ACTIVITIES
Repayment of obligations under capital leases	(68)	(66)	(199)	(138)
Proceeds from issuance of long-term debt [note 7]	2,549	—	2,549	—
Transaction costs [note 7]	(8)	—	(362)	(118)
Proceeds from issuance of share capital [note 8]	366	3	527	8
Issuance costs of share capital	(35)	—	(35)	—
	2,804	(63)	2,480	(248)
Foreign exchange (loss) gain on cash held in foreign currencies	(581)	(176)	(1,258)	448

Net increase (decrease) in cash and cash equivalents during the period	269	(16,829)	6,155	(1,445)
Cash and cash equivalents, beginning of period	14,259	32,557	8,373	17,173
Cash and cash equivalents, end of period	14,528	15,728	14,528	15,728

Supplemental cash flow information:
Interest paid	802	632	2,294	1,777
Income taxes received	128	224	216	267

See accompanying notes to interim consolidated financial statements

Labopharm Inc.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS [Unaudited]
September 30, 2009 [thousands of Canadian dollars, except share and per share amounts]

1.	DESCRIPTION OF BUSINESS

Labopharm Inc. (the “Company”), incorporated under the Companies Act (Québec), is an international, specialty pharmaceutical company focused on improving existing drugs by incorporating its proprietary, advanced controlled-release technologies. The Company develops pharmaceutical products internally in order to enter into strategic alliances or license agreements with national or international pharmaceutical companies that have the necessary resources and distribution networks to market and sell its products.

2.	BASIS OF PRESENTATION AND ACCOUNTING POLICIES

These unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP) for interim financial statements. Accordingly, they do not include all of the information and notes required by GAAP for annual financial statements and should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2008 and the accompanying notes, included in the Company’s annual report.

The accounting policies used in the preparation of these unaudited interim consolidated financial statements are the same as those used in the preparation of the Company’s most recent annual audited consolidated financial statements, and are set forth in notes 2 and 3 of the consolidated financial statements for the year ended December 31, 2008 included in the Company’s 2008 annual report, except as described in note 3 hereafter.

In addition, during the three-month period ended June 30, 2009, the Company, for the first time, recorded royalty revenue and is using the following revenue recognition accounting policy:

Royalty revenue – Revenue arising from royalties is recognized when reasonable assurance exists regarding measurement and collectability. Royalties are calculated as a percentage of net sales realized by the Company’s licensee of its product. The licensee’s net sales consist of revenues from product sales of the Company’s pharmaceutical products, less estimates for chargebacks, rebates, sales incentives and allowances, distribution service fees, returns and losses. The Company recognizes royalties on its licensee’s net sales when title and risk of loss has passed to the licensee’s customer, which is typically upon delivery to the licensee’s customer, when estimated provisions for chargebacks, rebates, sales incentives and allowances, distribution service fees, returns and losses are reasonably determinable, and when collectability is reasonably assured. Revenue from the launch of a new product, for which the Company or its licensee are unable to develop the requisite historical data on which to base estimates of returns, may be deferred until such time that an estimate can be determined and all of the conditions above are met and when the product has achieved market acceptance, which is typically based on dispensed prescription data and other information obtained during the period following launch. Any royalties received or receivable in advance of recognition are recorded in deferred revenue.

Labopharm Inc.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS [Unaudited]
September 30, 2009 [thousands of Canadian dollars, except share and per share amounts]

2.	BASIS OF PRESENTATION AND ACCOUNTING POLICIES [CONT’D]

Recent accounting pronouncements

In June 2009, the Canadian Institute of Chartered Accountants (CICA) amended Section 3862, Financial Instruments – Disclosures, to include additional disclosures about fair value measurements and to enhance liquidity risk disclosures associated with financial instruments. This standard is effective for the annual financial statements relating to fiscal years ending after September 30, 2009. The adoption of this standard will not impact the amounts reported in the Company’s consolidated financial statements as it relates to disclosures.

3.	CHANGES IN ACCOUNTING POLICIES

a)

The Handbook Section 3064, Goodwill and Intangible Assets, released by the CICA, was adopted by the Company on January 1, 2009. Section 3064, which replaces Section 3062, Goodwill and Other Intangible Assets and Section 3450, Research and Development Costs, establishes standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. The new Section is the Canadian equivalent to International Financial Reporting Standard IAS 38, Intangible Assets. The application of this new section had an impact on the Company’s financial results, as the Company will no longer recognize as intangible assets, internally generated trademarks, and internally generated patents which do not meet the generally accepted accounting criteria for deferral and amortization. These new standards have been adopted retroactively with restatement of prior periods. The adoption of these new standards resulted in a $1,952 decrease in intangible assets and a $1,952 increase in deficit as at December 31, 2007, and a $2,064 decrease in intangible assets and a $2,064 increase in deficit as at December 31, 2008. For the three-month period ended September 30, 2008, the adoption of these new standards resulted in the following changes: a $75 increase in selling, general and administrative expenses, a $35 decrease in depreciation and amortization, for a $40 increase in net loss. For the nine-month period ended September 30, 2008, the adoption of these new standards resulted in the following changes: a $313 increase in selling, general and administrative expenses, a $109 decrease in depreciation and amortization, for a $204 increase in net loss. The basic and fully diluted net loss per share for the three-month period ended September 30, 2008 was not affected. The basic and fully diluted net loss per share for the nine-month period ended September 30, 2008 increased by $0.01 from $0.45 to $0.46.

b)

Also in January 2009, the Emerging Issues Committee issued EIC-173, Credit Risk and the Fair Value of Financial Assets and Financial Liabilities, which provides further information on determining the fair value of financial assets and financial liabilities under Section 3855, Financial Instruments – Recognition and Measurement. This Abstract states that an entity’s own credit risk and the credit risk of the counterparty should be taken into account in determining the fair value of financial assets and financial liabilities, including derivative instruments. This recommendation applies retrospectively without restatement of prior period financial statements to all financial assets and financial liabilities measured at fair value in interim and annual financial statements for periods ending on or after January 20, 2009, the date of issuance of the Abstract. The adoption of this new EIC had no impact on the Company’s interim consolidated financial statements.

Labopharm Inc.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS [Unaudited]
September 30, 2009 [thousands of Canadian dollars, except share and per share amounts]

4.	INVENTORIES

	September 30,	December 31,
	2009	2008
	$	$

Raw materials	1,422	873
Intermediate finished goods	905	657
Finished goods	133	230
	2,460	1,760

During the three-month and nine-month periods ended September 30, 2009, inventories in the amount of $1,892 and $5,797, respectively [2008 – $1,468 and $4,000] were recognized as cost of goods sold, including provisions for write-downs to net realizable value of $17 and $36, respectively [2008 – $253 and $405].

During the three-month period ended September 30, 2009, based on revised estimates, the Company reversed write-downs totalling $14 originally recorded for potentially unsalable inventory due to a short shelf life. Total reversals of write-downs recorded as a reduction of cost of goods sold for the nine-month period ended September 30, 2009, amounted to $423 [2008 – nil].

5.	LONG-TERM INVESTMENT

As at December 31, 2008, the Company held non-bank sponsored asset-backed commercial paper (Montreal Proposal ABCP) with an acquisition cost of $5,640 and estimated fair value of $3,178. On January 12, 2009, the Ontario Superior Court of Justice granted the Amended Plan Implementation Order filed by the Pan-Canadian Investors Committee for Third-Party Structured Asset-Backed Commercial Paper under the Companies’ Creditors Arrangement Act for the restructuring of the Montreal Proposal ABCP.

On January 21, 2009, the Amended Plan restructuring was completed. Upon closing of the Amended Plan, the Company received in exchange of its Montreal Proposal ABCP, long-term investments having a face value of $5,683 consisting of $1,748 of Class A-1 Notes, $3,187 of Class A-2 Notes, $578 of Class B Notes, and $170 of Class C Notes (collectively, the “Long-term Notes”), all issued by a trust called Master Asset Vehicle II, and $200 of accrued interest which were recorded as a reduction of fair value. No gain or additional impairment loss was recorded on the Montreal Proposal ABCP prior to the exchange, as the estimated fair value was similar to the valuation as at December 31, 2008. No gain or loss was recognized on the exchange as the total estimated fair value of the Long-term Notes combined with the interest payment approximated the carrying value of the Montreal Proposal ABCP investment immediately prior to the exchange.

The terms of the Long-term Notes include a floating interest rate equivalent to Bankers’ Acceptance rate less 0.5%: i) payable on a quarterly basis for the Class A-1 Notes and Class A-2 Notes, ii) which will be accrued for the Class B Notes and will be paid on maturity only after repayment in full of the Class A-1 Notes and Class A-2 Notes, and iii) which will be accrued for the Class C Notes and will be paid on maturity only after repayment in full of the Class B Notes. The Long-term Notes have a legal maturity in 2056, although it is generally understood that the preponderance of the underlying assets supporting the Long-term Notes have a maturity of seven to nine years from their issuance. The Company has designated the Long-term Notes as held-for-trading.

Labopharm Inc.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS [Unaudited]
September 30, 2009 [thousands of Canadian dollars, except share and per share amounts]

5.	LONG-TERM INVESTMENT [CONT’D]

During the three-month period ended September 30, 2009, $16 of accrued interest and capital was received and recorded as a reduction of fair value of the Long-term Notes. As at September 30, 2009, there are no market quotations available for the Long-term Notes. The Company estimates the fair value of the Long-term Notes by discounting their estimated future cash flows considering the terms of the Long-term Notes and other observable market data as at September 30, 2009. The valuation technique used by the Company to estimate the fair value of the Long-term Notes is consistent with the method used to estimate the fair value of the Montreal Proposal ABCP held at December 31, 2008. There is a significant amount of uncertainty in estimating the amount and timing of cash flows associated with the Long-term Notes. The Company estimates that the Long-term Notes will generate interest returns ranging from 0.00% to 2.25% until their maturity which is assumed to be at the end of 2016. The discount rates used consider factors including yields of instruments with similar maturities and credit ratings, premiums for lack of liquidity, uncertainty of future payments and potential credit losses, lack of transparency and nature of the underlying assets, resulting in a weighted-average discount rate of 11.56%, excluding the Class C Notes for which the fair value is estimated to be nil due to the significant uncertainty as to the ultimate collectability of these notes as a result of their estimated credit risk. As at September 30, 2009, based on the Company’s valuation model, the fair value of the Long-term Notes is estimated to be approximately $2,885.

Since the fair value of the Long-term Notes is determined using a number of assumptions and is based on the Company’s assessment of market conditions as at September 30, 2009, their fair values reported in subsequent periods may change materially. The most significant variable in the valuation of the Company’s Long-term Notes is the discount rate or the yield that prospective investors will require. The Company conducted a sensitivity analysis of the potential yield requirements which resulted in an estimated fair value of its Long-term Notes ranging from $2,642 to $3,176. A 1.0% increase in the weighted average discount rate would decrease the fair value of the Long-term Notes by approximately $176.

6.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	September 30,	December 31,
	2009	2008
	$	$

Patent defense litigation costs	8,782	4,834
Trade payables and accruals	3,457	4,317
Accrued payroll and related expenses	2,636	2,816
Other [note 10]	1,389	1,167
	16,264	13,134

Under a cost-sharing agreement, the patent defense litigation costs will be settled with 50% of the future royalties earned from the commercialization of our once-daily tramadol product in the U.S. until such costs are fully paid. Any unpaid balance as at December 31, 2010 will then need to be settled. The provision for patent defense litigation costs bears interest at the Wall Street Journal Prime Rate plus 2%, or 5.25% as of September 30, 2009. It is currently not possible to reasonably estimate the amount of any future patent litigation costs related to this matter.

Labopharm Inc.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS [Unaudited]
September 30, 2009 [thousands of Canadian dollars, except share and per share amounts]

7.	LONG-TERM DEBT

	September 30,	December 31,
	2009	2008
	$	$
Term loan of US$20,000, maturing on June 1, 2012 bearing interest at 10.95%, interest only payments until June 1, 2010 and subsequently repayable in 24 monthly payments of $1,012 [US$932] including principal and interest	21,722	—
Term loan Tranche A of US$15,000, maturing on December 1, 2011 bearing interest at 10.95%, interest only payments until June 1, 2009 and subsequently repayable in 30 monthly payments of $702 [US$574] including principal and interest	—	18,342
Term loan Tranche B of US$5,000, maturing on December 1, 2011 bearing interest at 10.95%, interest only payments until June 1, 2009 and subsequently repayable in 30 monthly payments of $234 [US$191] including principal and interest	—	6,114
Adjustment for the debt discount, transaction costs and value assigned to the warrants	(1,246)	(813)
	20,476	23,643
Revolving credit facility, no principal repayment until maturity on June 17, 2012	2,549	—
	23,025	23,643
Less: current portion	1,414	3,378
	21,611	20,265

In June 2009, the Company signed a third amendment to a term loan agreement, which was initially entered into in June 2005 and amended in December 2007 (Tranche A) and in October 2008 (Tranche B). The third amendment postpones the date from which the Company is required to begin repaying principal on the loan from July 1, 2009 to July 1, 2010, and changes the maturity date of the loan from December 1, 2011 to June 1, 2012. No additional funds will be available under the amended term loan agreement. The third amendment was accounted for as a modification and consequently results in no gain or loss.

As part of the June 2009 term loan amendment, the additional 292,030 warrants initially issued in December 2007, became immediately vested. The Company estimated the fair value of these warrants using the Black-Scholes option pricing model assuming an expected volatility of 89%, expected life of 3.5 years, a risk-free interest rate of 2.44% and no dividend yield, resulting in an estimated fair value of $549 recorded as an increase in warrants.

The transaction costs related to the third amendment to the term loan agreement amount to $362. These costs and the estimated fair value of the vested warrants were recorded as a reduction of the carrying value of the long-term debt and are amortized over the remaining term of the loan using the effective interest method. Furthermore, the amendment also provides for an additional back-end fee of US$200, bringing the total back-end fee to US$480. As a result of the debt discount, transaction costs and the value assigned to the warrants, the effective interest rate of the amended term loan is now approximately 15.9% . The term loan is collateralized by a first rank lien on all of the Company’s assets except for a second rank lien on the Long-term Notes and for its intellectual property which is not subject to any lien.

Labopharm Inc.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS [Unaudited]
September 30, 2009 [thousands of Canadian dollars, except share and per share amounts]

7.

LONG-TERM DEBT [CONT’D]

In June 2009, the Company finalized a revolving credit agreement with the parent company of the broker (the ‘’Bank’’) through which the Company had purchased its Montreal Proposal ABCP. Under the credit agreement, the Company can borrow an amount of up to 45% of the principal value of the Long-term Notes or $2,555, for an initial three-year period, subject to certain conditions. Borrowings under the credit facility are collateralized by a first rank lien on the Long-term Notes. At the end of the three-year period, under certain conditions the Company has the option of repaying any amount owing by surrendering the Long-term Notes. This repayment arrangement has been recognized as an embedded put option and is measured at fair value using a valuation technique incorporating a probability weighted approach applied to the range of potential fair values of the Long-term Notes upon maturity of the credit agreement and considering the maximum amount that can be borrowed under the credit agreement and the discount rate used for estimating the fair value of the Long-Term Notes. As at September 30, 2009, the fair value of this embedded derivative is estimated to be nil due to the low probabilities assigned to scenarios where the Long-term Notes are surrendered. Changes in the estimated fair value will be recognized in income, should any arise at future reporting dates. Borrowings under the credit facility can be in the form of floating rate loans bearing interest at the Bank’s reference rate less 1%, or at discounted banker’s acceptances plus stamping fees. As at September 30, 2009, $2,549 of the available credit facility was used, bearing an effective weighted average interest rate of 1.06% .

Principal repayments of the long-term debt for the next three twelve-month periods ending September 30, are as follows:

$
2010	2,451
2011	10,530
2012	11,290
24,271

8.

SHARE CAPITAL, WARRANTS AND CONTRIBUTED SURPLUS

Share capital transactions

During the nine-month period ended September 30, 2009, 20,600 [2008 – 8,100] options were exercised for cash consideration of $24 [2008 – $8]. Share capital was increased by $41 [2008 – $12] and contributed surplus reduced by $17 [2008 – $4].

During the nine-month period ended September 30, 2009, 565,000 warrants were exercised for cash consideration of $503. Share capital was increased by $1,006 and warrants reduced by $503.

Warrants

In December 2007, as part of the term loan agreement described in Note 7, the Company issued 1,460,152 warrants to purchase one common share per warrant. The exercise price is $0.89 and the warrants expire on December 28, 2012. As at September 30, 2009, 895,152 warrants are outstanding and exercisable.

Labopharm Inc.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS [Unaudited]
September 30, 2009 [thousands of Canadian dollars, except share and per share amounts]

8.	SHARE CAPITAL, WARRANTS AND CONTRIBUTED SURPLUS [CONT’D]

Stock option plan

The changes in the number of stock options granted by the Company and their weighted average exercise prices for the nine-month periods ended September 30, 2009 and 2008 are as follows:

		2009		2008
	#	$	#	$
Balance, beginning of period	4,081,745	4.57	3,670,750	5.89
Granted	1,337,705	1.50	1,380,000	2.21
Exercised	(20,600)	1.18	(8,100)	0.96
Forfeited	(33,300)	2.18	(102,700)	5.88
Expired	(388,000)	5.37	(483,800)	5.71
Balance, end of period	4,977,550	3.71	4,456,150	4.79
Options eligible to be exercised, end of period	3,709,745	4.39	3,098,183	5.46

The fair value of options granted was estimated at the date of grant using the Black-Scholes option pricing model, resulting in the following weighted average assumptions and weighted average grant date fair value of stock options:

	For the three months ended:		For the nine months ended:
	Sept. 30,	Sept. 30,	Sept. 30,	Sept. 30,
	2009	2008	2009	2008
Expected volatility	—	75%	100%	76%
Expected life	—	5.0 years	5.0 years	5.0 years
Risk-free interest rate	—	3.41%	1.85%	3.45%
Dividend yield	—	Nil	Nil	Nil
Weighted average grant date fair value (per option)	—	$0.80	$1.12	$1.43

9.

RESEARCH AND DEVELOPMENT EXPENSES, NET

Research and development expenses are presented net of estimated government assistance of $300 and $1,000 for the three-month periods ended September 30, 2009 and 2008, respectively, and net of estimated government assistance of $900 and $2,847 for the nine-month periods ended September 30, 2009 and 2008, respectively.

Labopharm Inc.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS [Unaudited]
September 30, 2009 [thousands of Canadian dollars, except share and per share amounts]

10.

CONTINGENCY

In 1994, concurrently with the purchase of a controlled-release technology, the Company acquired a right of first refusal with respect to an improved technology for which it agreed to pay royalties of 4% on net revenue generated from the commercialization of the 1994 purchased technology. On February 7, 2005, the Company was served with a motion to institute legal proceedings in the Québec Superior Court. The motion seeks payment of an unspecified amount of royalties said to be outstanding since 1999. The Company has always considered that no amount is owing.

Subsequent to the three-month period ended September 30, 2009, informal settlement discussions were initiated between the parties, prior to incurring significant legal fees associated with the ensuing steps of the legal proceedings. The Company has consequently accrued a selling, general and administrative expense of $450 in the three-month period ended September 30, 2009, which is the estimated amount it would expect to pay if a settlement is reached.

11.

SUBSEQUENT EVENTS

On October 8, 2009, the Company executed a distribution and supply agreement for one of its products, under which it received an up-front payment of $5,364 (€3,500) on October 16, 2009, which will be recognized over the term the Company maintains substantive contractual obligations as per its revenue recognition policy.

On November 5, 2009, the Company approved a plan to reduce its total number of employees by 35 positions or approximately 22% of its workforce, effective November 6, 2009. As a result of the plan, the Company expects to pay approximately $950 in restructuring charges including termination benefits. No liability or expense has been recorded in the three-month period ended September 30, 2009.